ARTICLES OF AMENDMENT

Pursuant to the provisions of the Wyoming Business Corporation Act (the "Act"), the shareholders and board of directors of CW Petroleum Corp, a Wyoming corporation (the "Corporation"), hereby present these Articles of Amendment to its Articles of Incorporation, pursuant to Wyo. Stat. 17-16-1006, on behalf of the Corporation. The Corporation's Articles of Incorporation, as amended, were filed with the Wyoming Secretary of State on April 15, 2018 (the "Articles of Incorporation") and amended on April 30, 2018, June 13, 2022, June 28, 2022, July 26, 2022, August 16, 2022, and December 6, 2022, respectively, and the Corporation has been assigned filing number 2018-000798744.

1. The name of the Corporation: CW Petroleum Corp.

2. The Articles of Incorporation are hereby amended by deleting Article 6 in its entirety and replacing it with the following:

   The Corporation shall be authorized to issue Three Hundred Million (300,000,000) shares of Common Stock, $0.0001 par value and One Million (1,000,000) shares of Preferred Stock, $0.0001 par value.

   These Articles of Amendment shall be effective on January 27, 2023 at 12:01 a.m. Eastern Standard Time following the time received for filing by the Wyoming Secretary of State (the “Effective Time”), and as of the Effective Time, each twenty (20) outstanding share(s) of the Corporation’s Common Stock whether issued and outstanding or held by the Corporation as treasury stock, is and shall be combined into one (1) share of a fully paid and nonassessable share of Common Stock (the “**Reverse Split**”).

   The Reverse Split shall be effected for the Common Stock such that any fractional shares of Common Stock resulting from the Reverse Split and held by a single record holder shall be rounded up to the nearest whole share. No fractional shares of Common Stock shall be issued upon the combination of any such shares in the Reverse Split.

   The Reverse Split shall occur whether or not any certificates representing such shares of Common Stock are surrendered to the Company or its transfer agent. The par value of each share of Common Stock following the Reverse Split shall be as stated above.

   All of the share amounts, amounts per share and per share numbers for the Common Stock shall be adjusted to give effect to the Reverse Split.

3. The date of the amendment's adoption: December 6, 2022.

4. The amendment was duly approved by at least a majority of the shareholders and all of the board of directors of the Corporation in the manner required by the Act and by the Corporation's Articles of Incorporation.

DATED: December 6, 2022

By: Christopher Williams
Christopher Williams
CEO